240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.

Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

(Name of Issuer)

MediWound Ltd.

(Title of Class of Securities)

Ordinary Shares, par value NIS 0.07 per share

(CUSIP Number)

M68830112 (a)

(Date of Event Which Requires Filing of this Statement)

February 3, 2023

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[  ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed”
for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).

(a) Represents the CINS number for the ordinary shares.

CUSIP No. M68830112
(1) Names of reporting persons Point72 Asset Management, L.P.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 821,500
(7) Sole dispositive power 0
(8) Shared dispositive power 821,500
(9) Aggregate amount beneficially owned by each reporting person 821,500
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 8.9%
(12) Type of reporting person (see instructions) PN

CUSIP No. M68830112
(1) Names of reporting persons Point72 Capital Advisors, Inc.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 821,500
(7) Sole dispositive power 0
(8) Shared dispositive power 821,500
(9) Aggregate amount beneficially owned by each reporting person 821,500
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 8.9%
(12) Type of reporting person (see instructions) CO

CUSIP No. M68830112
(1) Names of reporting persons Steven A. Cohen
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 821,500
(7) Sole dispositive power 0
(8) Shared dispositive power 821,500
(9) Aggregate amount beneficially owned by each reporting person 821,500
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 8.9%
(12) Type of reporting person (see instructions) IN

Item 1(a) Name of issuer:

MediWound Ltd.

Item 1(b) Address of issuer's principal executive offices:

42 Hayarkon Street, Yavne, 8122745 Israel

2(a) Name of person filing:

This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset Management”)
with respect to ordinary shares, par value NIS 0.07 per share (“Ordinary Shares”), of the Issuer held by Point72 Associates, LLC, an investment fund it manages (“Poin72 Associates”);
(ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to Ordinary
Shares held by Point72 Associates; and (iii) Steven A. Cohen (“Mr. Cohen”) with respect to
Ordinary Shares beneficially owned by Point72 Asset Management and Point72 Capital
Advisors Inc.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen have entered into a
Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

2(b) Address or principal business office or, if none, residence:

The address of the principal business office of Point72 Asset Management, Point72 Capital
Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.

2(c) Citizenship:

Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a
Delaware corporation. Mr. Cohen is a United States citizen.

2(d) Title of class of securities:

Ordinary Shares, par value NIS 0.07 per share

2(e) CUSIP Number:

M68830112

Item 3.

Not applicable

Item 4. Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Such information is as of the close of business on February 7, 2023.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own directly no
Ordinary Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by Point72 Associates.
Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc. The filing of this statement should not be construed as an admission that any of the foregoing persons or any reporting person is, for the purposes of Section 13 of the Act, the beneficial owner of the
Ordinary Shares reported herein.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Point72 Associates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being
Reporting on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2023

POINT72 ASSET MANAGEMENT, L.P.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person